

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 27, 2011

Mr. Michel Demaré
Chief Financial Officer
ABB Ltd
Affolternstrasse 44
CH-8050 Zurich
Switzerland

> **Re: ABB Ltd**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 17, 2011**
> **File No. 001-16429**

Dear Mr. Demaré:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Application of Critical Accounting Policies, page 35

Revenues and cost of sales recognition, page 36

1.   We refer to your disclosure of revenue recognition criteria, including delivery. In
        future filings, please clarify what you mean by the statement that delivery is
        considered to occur upon transfer of title and risks and rewards of ownership.
        Please clarify your shipping and delivery terms.

Goodwill and other intangible assets, page 40

2.   We refer to your June 24, 2009 response to prior comment 1. Please tell us where
        you have provided the quantitative description of the material assumptions used in
        evaluating goodwill for impairment.

Liquidity and Capital Resources

Credit facilities, page 71

3.   In future filings please provide the general terms of key covenants and indicate
        whether you were in compliance with the terms of your covenants.

Notes to the Consolidated Financial Statements

Note 15 – Commitments and contingencies, pages F-48 to F-53

4.   We see the disclosure in Note 15 with regard to your contingencies that "no
        reliable estimate" can be made or "an informed judgment" on certain matters
        cannot be made. You also disclose that it is not possible based on information
        currently available to management to estimate the maximum potential liability on
        other matters and that there could be material adverse outcomes beyond amounts
        accrued. Please revise to clarify the assessment of your contingencies in future
        filings. With regard to contingencies with a reasonably possible loss, in future
        filings please disclose an estimate of the range of loss or state that such estimate
        cannot be made. Refer to FASB ASC 450-20-50 and SAB Topic 5-Y, which does
        not require the amount or range of reasonably possible losses to be made with
        precision.

Note 16 – Taxes, page F-56

5. We refer to your June 24, 2009 response to prior comment 7. We also see that you do not disclose the amount of domestic and foreign pre-tax income. In future filings please provide a brief disclosure indicating why you use a weighted average tax rate and that the amount of domestic income is a small percentage of your total income, similar to your prior response.

6. We see the significance of foreign earnings. Please tell us how you considered the disclosure requirements of ASC 740-30-50-2(a) and (b). Specifically, please explain the impact on your tax liability if you repatriated foreign earnings and also provide the cumulative amount of foreign subsidiary earnings for which domestic income taxes has not been provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin James at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief